Contact

www.linkedin.com/in/
jessecreasman (LinkedIn)

Top Skills

Finance
Film
Office Administration

Jess Taylor

Producer, Director, Editor
Los Angeles, California, United States

Summary

I make coffee and cinema — they complement each other.

Experience

The Rattlin' Bog LLC

President
January 2024 - Present (8 months)
Los Angeles, California, United States

Independent

5 years 11 months

Film Director
January 2019 - Present (5 years 8 months)
Los Angeles, California, United States

The Memory Machine (pre-production) - short film
Lifelines (2023) - short film
Satisfaction (2021) - short film
Anxiety (2019) - short film

Film Producer
October 2018 - Present (5 years 11 months)
Los Angeles, California, United States

The Rattlin' Bog (pre-production) - feature film
The Memory Machine (pre-production) - short film
The Dying Cowboy (coming soon) - short film
Slitzweitz (2023) - stop-motion short film
Disjoint (2023) - short film
Help Me (2021) - documentary series
Goldfish (2021) - experimental short film
Satisfaction (2021) - short film
Das Volk (2020) - experimental short film
Caesura (2019) - short film
Anxiety (2019) - short film
Quiet Hours Enforced (2018) - short film

Starbucks
Shift Supervisor
December 2022 - February 2023 (3 months)
Los Angeles, California, United States

Red Studios Hollywood
Barista
October 2022 - November 2022 (2 months)
Los Angeles, California, United States

Camp Bohdi Inc.
Shift Supervisor
August 2021 - October 2022 (1 year 3 months)
Placentia, California, United States

Customer service, POS, register, and integration of new POS/Online/Mobile order systems.
Experienced barista and bar support with food handlers certification.

Sight Unseen
Development Intern
September 2021 - January 2022 (5 months)
Los Angeles, California, United States

Noted for superior organization, communication, and ability to work under pressure. "Great attitude, hard working, and his passion for film is impossible to overlook […] an excellent job in a short timeframe."
Supervised office administration, email correspondence, and calendar management during Sundance 2020

Biola University School of Cinema and Media Arts
Teaching Assistant
August 2021 - December 2021 (5 months)
La Mirada, California, United States

Guerrilla Student Film Festival
Festival Director
February 2020 - September 2021 (1 year 8 months)
Los Angeles County, California, United States

Secured and managed funds for awards-show production, online resources, website design and hosting.
Organized Biola's first remote film club, with over 100 participants and weekly showings/events.

Organized and moderated filmmaker Q&A's over livestream, with 70% increased social media engagement.

Oversaw annual Biola student film festival team of 15 student workers, personally leading virtual awards show production. First remote showcase with 50% increase in submissions and attendance from previous year.

Managed two student project showcases successfully increasing attendance by 60% from prior years.

Starbucks
Barista
June 2018 - December 2020 (2 years 7 months)
La Mirada, California, United States

Food and health safety certification, training in preparing/handling food and drinks for customers.

Opening/closing shifts, preparing bar and food area, lobby clean up, bathroom maintenance.

Drive-thru, front register, bar, warming, and customer support experience.

Experience interacting with customers and coworkers of various beliefs, race, and religion.

Conflict resolution, cash management, and fulfilling customer requests quickly and effectively.

Sight Unseen
Intern
January 2020 - May 2020 (5 months)
Los Angeles, California, United States

Wrote script coverage for feature scripts evaluating plot, marketability, and financial viability

Advised Executives on scripts to finance and produce

Biola University
Student Government Senator
April 2019 - May 2020 (1 year 2 months)
La Mirada, California, United States

Analyzed proposed projects by the student body, selecting over 30 to fund with allocated university budget.

Liaison between student body and faculty on initiatives from the School of Cinema and Media Arts.

Student government representative with campus safety and alumni relations to increase student engagement.

Selected 30 student-led initiatives to receive funds from $500,000 university budget after 70% budget cut.

Promoted 50 events through weekly written newsletters and on-campus engagement.

Hosted 12 events on campus with attendants up to over 1,000 and budgets of up to $7,000

Biola University
Front Office Assistant
September 2014 - May 2017 (2 years 9 months)
La Mirada, California, United States

Weekly front desk and phone receptionist experience for multi-satellite campus program.

Daily set-up and tear down of temporary classroom/office space at various locations.

Social promotion of campus events to student body, input to faculty on future events.

Education

Biola University
Bachelor of Arts - BA, Cinema & Media Arts, Production Concentration · (2017 - 2021)